Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Trupanion, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common stock.

Description of Capital Stock

The following description of the Company’s common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. This description should be read in conjunction with the Certificate of Incorporation, Bylaws, and applicable Delaware law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $0.00001 par value per share (“Preferred Stock”). The Company only has shares of Common Stock outstanding, all of which are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. The Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to the Company’s stockholders in the event of dissolution.

Other Rights and Preferences

The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Provisions of Delaware Law, the Certificate of Incorporation, and the Bylaws

Certain provisions of Delaware law, the Certificate of Incorporation, and the Bylaws contain provisions that could discourage, delay or prevent a change in control of the Company or changes in its management.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

Undesignated Preferred

The Company's board of directors has the authority, without further action by stockholders, to issue up to 10,000,000 shares of undesignated Preferred Stock, with voting or other rights and preferences designated from time to time by the Company's board of directors.

Elimination of Stockholder Ability to Act by Written Consent or Call Special Meetings

The Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. Further, the Bylaws and Certificate of Incorporation provide that special meetings of stockholders may be called only by a majority of the Company's board of directors, chairman of the board of directors, Chief Executive Officer or President. As a result, stockholders may only initiate action properly brought through an annual meeting.

Advance Notice Requirements

The Bylaws provide advance notice procedures for stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. The Bylaws specify certain requirements regarding the timing, form and content of a stockholder's notice.

Choice of Forum

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for certain litigation that may be initiated by the Company’s stockholders.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “TRUP”.